[TEXT]

Letter to Shareholders

We are pleased to report that AmeriCredit Corp. posted a profit in our first
full year in the indirect automobile lending business.    The Company earned
$5.1 million or $0.16 per share for the year ended June 30, 1994, compared to a loss of $19.4 million or $0.66 per share for the year ended June 30, 1993. The prior year's results included charges of $20.4 million related to a restructuring of the Company. We have now reported six consecutive profitable quarters since the restructuring.

These positive financial results reflect the performance of our core indirect lending business. The financial measures of our growth in indirect lending are evident. We originated $65.9 million of loans during fiscal 1994, increasing the size of our indirect lending portfolio by 325% to $67.6 million at June 30, 1994 from $16.0 million at the beginning of the year. Finance charge income from indirect lending was $7.8 million for the year ended June 30, 1994, compared to $1.1 million for the previous year.

Other steps we are taking to build the indirect lending business are just as important to our long-term success. We are creating a solid foundation of people and systems to support our future growth plans.

We opened 13 branch offices in fiscal 1994 bringing our branch network to 18 offices in 13 states as of June 30, 1994. In addition to attracting experienced branch managers for each of these new locations, we also added four seasoned regional managers to supervise our expanding branch operations.

In the latter part of the fiscal year, we hired ten marketing representatives who are responsible for marketing our lending programs to auto dealerships primarily located outside our existing branch territories. Unlike our branch managers, the marketing representatives do not have credit authority. A central purchasing office has been set up at our headquarters facility in Fort Worth to underwrite finance contracts generated by these marketing representatives. We believe that this initiative creates excellent growth opportunities for us in new markets and may enable us to expedite our national presence.

We have made further investments in technology in an effort to increase our operating efficiency and strengthen controls. We recently installed an automated application processing system in the branch network. This system streamlines the credit application process, while allowing management to have central access to all applications. In addition, a credit scoring system has been developed which is designed to empirically assess the credit quality of our applicant base. Credit scoring should enhance the credit skills of our branch managers and could allow us, over time, to participate in a wider spectrum of the market. We believe that our credit scoring technology is unique among secondary finance lenders.

Consistent with our emphasis on the risk management aspects of our business, we have continued to upgrade our analytical systems and skills. While there is no way to eliminate the risks inherent in our business, it is critical that secondary finance lenders, such as AmeriCredit, develop the tools to assess risk and potential returns. We are monitoring key variables of the loan origination process and portfolio performance. We also review cash-on-cash returns not only on a consolidated basis, but also at the branch, dealer and transaction levels. Our objective is to attain a proper balance of credit risk and projected returns. The companies with the best risk management capabilities should ultimately have the greatest long-term success in our business.

With a sound infrastructure in place, we believe that AmeriCredit is poised to pursue a greater share of our large, highly fragmented industry. Although competition is intense, we believe that our technological investments and personnel expertise provide us a competitive advantage. We plan to open one branch per month, add additional marketing representatives and expand loan production capacity at existing branch offices in fiscal 1995.

The Company's current financial position is strong with over $42 million in cash, cash equivalents and investment securities and virtually no debt as of June 30, 1994. Our growth plans for fiscal 1995 will, however, require us to obtain additional external capital. We are pursuing an expansion of our bank line of credit, which is currently $20 million, and a securitization of a portion of our finance receivables portfolio. We will keep you informed of our progress in this area.

AmeriCredit has generated new shareholder interest and analyst coverage in recent months. These shareholders and analysts have helped us communicate our strategies and goals. We appreciate their support.

The past year was an important rebuilding period for AmeriCredit. We thank all of our employees, dealer customers and consumer customers for the excellent relationships we have developed. Management is committed, with the help of these relationships, to creating significant long-term shareholder value.


Sincerely,



Clifton H. Morris, Jr.
Chairman of the Board,
Chief Executive Officer and President

September 16, 1994

Corporate Profile

AmeriCredit Corp. is a consumer finance company specializing primarily in financing automobile sales contracts. The Company is headquartered in Fort Worth, Texas. As of September 15, 1994, the Company operated 20 consumer lending branch offices located in 15 states and had ten marketing representatives soliciting contracts underwritten at its central purchasing office.

Through its branch offices and marketing representatives, the Company serves as a funding source for franchised and independent dealers to finance their customers' purchases of primarily used automobiles. The Company targets consumers who are typically unable to obtain financing from traditional sources. Consumer finance contracts originated by the dealers which conform to the Company's credit policies are purchased by the Company, generally for a non-refundable acquisition fee and without recourse to the dealer. Such consumer finance loans typically range in amount from $6,000 to $12,000, with repayment terms usually ranging from 24 to 60 months. The Company services its consumer loan portfolio at its central facility using automated loan servicing and collection systems.

                                AMERICREDIT CORP.
                   SUMMARY FINANCIAL AND OPERATING INFORMATION
                  (dollars in thousands, except per share data)

                                            Years Ended
                           June 30,  June 30,  June 30,   June 30,  June 30,
                             1994      1993(a)   1992      1991      1990
Operating Data:

  Finance charge income  $  12,788  $  13,904  $  23,989  $  30,737  $  12,452

  Sales                                 8,271     48,454    155,924    150,417

  Net income (loss)          5,065 (   19,366)(   24,201)(   36,188)    15,802

  Earnings (loss) per
    share                      .16 (      .66)(      .77)(     1.15)       .68

  Weighted average
    shares and share
    equivalents         31,818,083 29,267,419 31,482,225 31,388,686 23,303,989

                           June 30,  June 30,  June 30,   June 30,  June 30,
                             1994      1993      1992      1991      1990

Balance Sheet Data:

  Cash and cash equivalents
   and investment
   securities             $ 42,262  $  68,425  $  39,303  $  14,255  $  71,894

  Finance receivables,
   net                      72,150     43,889     69,527    115,399    112,109

  Total assets             122,215    131,127    153,564    181,388    223,371

  Total liabilities          2,714      8,343      6,224      9,486     15,282

  Shareholders' equity     119,501    122,784    147,340    171,902    208,089



    (a)   As further described in the Financial Review, the Company withdrew from the retail used car sales business effective December 31, 1992.


                             FINANCIAL REVIEW
GENERAL

Since September 1992, the Company has been in the business of purchasing finance contracts originated by franchised and independent car dealers, generally referred to as indirect consumer lending. Beginning April 1993, the Company has also financed insurance premiums for consumers purchasing car insurance through independent insurance agents.

The Company previously engaged in the retail used car sales and finance business. However, in connection with a restructuring during the year ended June 30, 1993, the Company withdrew from the retail used car sales business effective December 31, 1992. The finance receivables originated in this previous business are referred to as the direct lending portfolio and are being liquidated over time as the contracts are collected or charged off.

RESULTS OF OPERATIONS
- - -----------------------
Year Ended June 30, 1994 as compared to Year Ended June 30, 1993
- - -------------------------------------------------------------------
Revenue:

The Company's overall finance charge income consisted of the following (in thousands):

                                          Years Ended
                                   June 30,          June 30,
                                     1994              1993
Indirect consumer lending        $ 7,820   61%    $ 1,125     8%
Direct lending                     3,711   29      12,718    92
Premium finance                    1,257   10          61
                                  ------  ---      ------   ---
                                 $12,788  100%    $13,904   100%
                                  ======  ===      ======   ===

The increase in finance charge income for the indirect consumer lending business is a result of growth in average net finance receivables outstanding. The Company purchased $65.9 million of indirect loans during fiscal 1994 increasing the size of its indirect consumer lending portfolio to $67.6 million at June 30, 1994 from $16.0 million at June 30, 1993. This growth resulted from loan production at branches open at the beginning of the fiscal year as well as expansion of the Company's loan production capacity. The Company opened thirteen branch offices in fiscal 1994 compared to five new locations opened during fiscal 1993. Ten marketing representatives were also added in fiscal 1994. The decrease in direct lending finance charge income is due to liquidation of the direct lending portfolio. The Company's overall effective yield on its finance receivables increased to 20.4% from 18.5% primarily as a result of higher finance charge rates realized in the Company's indirect consumer lending business. The effective yield on indirect consumer lending receivables was 20.8% for the year ended June 30, 1994, while the effective yield on direct lending receivables was 17.6% for the same period.

Investment income increased as a result of higher average cash and cash equivalents and investment securities balances in fiscal 1994. The Company's yield on its cash and cash equivalents and investment securities was 3.8% for the year ended June 30, 1994 as compared to 3.6% for the year ended June 30, 1993.

Other income for the year ended June 30, 1994 included $105,000 related to the Company's participation in certain joint ventures which acquire and collect distressed receivables portfolios. These joint ventures were formed during fiscal 1994.

As described under the caption "General" above, the Company exited the retail used car sales business effective December 31, 1992, and thus did not have sales in fiscal 1994.

The Company's share of operating results of its former affiliate, Pacific Automart Inc., resulted in income of $392,000 for the year ended June 30, 1993. The Company sold its entire interest in Pacific Automart Inc. for $11,300,000 in cash on August 3, 1993. No gain or loss was recognized on the sale.

Costs and Expenses:

Operating expenses as a percentage of average net finance receivables outstanding decreased to 15.0% for the year ended June 30, 1994 as compared to 18.2% for the year ended June 30, 1993. The ratio improved as a result of the Company's ability to leverage its fixed overhead costs by growing its finance receivables portfolio. The dollar amount of operating expenses decreased by 31%, or $4.3 million, to $9.4 million from $13.7 million. The overall operating expense reduction was a result of the Company's exit from the retail used car sales business.

The provision for losses decreased to $1.2 million as compared to $8.0 million. Further discussion concerning the provision for losses is included in the paragraph below and under the caption, "Finance Receivables".

The restructuring charges of $15.4 million in the year ended June 30, 1993 related to the Company's exit from the retail used car sales business. These restructuring charges included an accrual of future retail lease and other facility costs, a write-down of used car inventories, a write-down of property and equipment and other assets and an accrual of other costs necessary to complete the liquidation of the retail sales operations. In addition, the Company recorded a provision for losses of $5.0 million in connection with the restructuring in light of the impact that closure of the Company's retail sales locations could have on the Company's direct finance customer base.

Year Ended June 30, 1993 as compared to Year Ended June 30, 1992
- - -------------------------------------------------------------------
Revenue:

The Company's overall finance charge income decreased to $13.9 million as compared to $24.0 million because of a decrease in average net finance receivables outstanding. The overall finance receivables portfolio decreased to $56.5 million at June 30, 1993 from $107.0 million at June 30, 1992. This decline in portfolio size during fiscal 1993 was due to the Company's phase down and subsequent exit from the retail used car sales business, which was the Company's sole source for finance contracts prior to its entry into indirect consumer lending and premium finance. The Company's indirect consumer lending and premium finance businesses, which were formed in fiscal 1993, contributed $1,125,000 and $61,000, respectively, of finance charge income for the year ended June 30, 1993. The Company's overall effective yield on its finance receivables increased to 18.5% from 16.9%.

Investment income increased as a result of higher average cash and cash equivalents and investment securities balances in fiscal 1993. The Company's yield on its cash and cash equivalents and investment securities was 3.6% for both the years ended June 30, 1993 and 1992.

Other income for the year ended June 30, 1992 consisted primarily of commissions earned by the Company's wholly-owned subsidiary, Crestpointe General Agency, Inc., based upon the claims loss experience from certain collateral insurance policies financed by the Company through April 1991. Since these policies had only a one-year term, the amount of commissions earned during the year ended June 30, 1993 decreased compared to the year ended June 30, 1992.

Sales decreased due to the Company's phase down and exit from the retail used car sales business effective December 31, 1992.

The Company's share of operating results of its former affiliate, Pacific Automart Inc., resulted in income of $392,000 for the year ended June 30, 1993 compared to a loss of $777,000 for the year ended June 30, 1992.

Costs and Expenses:

Operating expenses as a percentage of average net finance receivables outstanding remained constant at 18.2% for both fiscal years. The dollar amount of operating expenses decreased by 47%, or $12.1 million, to $13.7 million from $25.8 million. These expenses decreased due to the Company's phase down and exit from the retail used car sales business.

The provision for losses decreased to $8.0 million as compared to $39.4 million. Further discussion concerning the provision for losses is included under the caption, "Finance Receivables".

FINANCE RECEIVABLES

The Company provides financing in relatively high-risk markets, and therefore, charge-offs and related losses are anticipated. The Company records a periodic provision for losses as a charge to operations and a related allowance for losses in the consolidated balance sheet as a reserve against estimated future losses in the finance receivables portfolio. In the indirect consumer lending business, the Company typically purchases individual finance contracts for a non-refundable acquisition fee on a non-recourse basis, and such acquisition fees are recorded in the consolidated balance sheet as an allowance for losses. The Company reviews historical origination and charge-off relationships, charge-off experience factors, collections information, delinquency reports, estimates of the value of the underlying collateral, economic conditions and trends and other information in order to make the necessary judgments as to the appropriateness of the periodic provision for losses and the allowance for losses. Although the Company uses many resources to assess the adequacy of the allowance for losses, there is no precise method for accurately estimating the ultimate losses in the finance receivables portfolio.

Net finance receivables represented 59.0% of the Company's total assets at June 30, 1994. The following table presents certain data related to the finance receivables portfolio (dollars in thousands):

                                     June 30, 1994
                        Indirect    Direct    Premium      Total
Gross finance
  receivables            $80,507   $ 8,467    $ 6,631     $95,605
Unearned finance
 charges and fees       ( 12,871) (    770)  (    484)   ( 14,125)
                          ------    ------     ------      ------
Finance receivables
 (principal amount)       67,636     7,697      6,147      81,480
Allowance for losses    (  7,721) (  1,173)  (    436)   (  9,330)
                          ------    ------     ------      ------
 Finance receivables,
   net                   $59,915   $ 6,524    $ 5,711     $72,150
                          ======    ======     ======      ======
Number of outstanding
 contracts                 9,375     4,232     11,867      25,474
                          ======    ======     ======      ======
Allowance for losses as
 a percentage of finance
 receivables (principal
 amount)                    11.4%     15.2%       7.1%       11.5%
                          ======    ======     ======      ======
Average amount of
 outstanding contract
 (principal amount)
 (in dollars)            $ 7,215   $ 1,819    $   518     $ 3,199
                          ======    ======     ======      ======

Indirect Finance Receivables:

The following is a summary of indirect consumer lending contracts which are more than 60 days delinquent (dollars in thousands):

                                           June 30,   June 30,
                                             1994       1993
Principal amount of delinquent contracts    $1,269     $  137
Principal amount of delinquent contracts as
 a percentage of total net indirect finance
 receivables outstanding                       1.9%        .9%

The following table presents charge-off data with respect to the Company's indirect finance receivables portfolio (dollars in thousands):

                                               Years Ended
                                          June 30,      June 30,
                                            1994          1993
Net charge-offs                            $1,432        $ 49
Net charge-offs as a percentage of
 average net indirect finance
 receivables outstanding                      3.8%         .7%


The Company recorded periodic provisions for losses of $1,062,000 and $435,000 related to its indirect finance receivables portfolio for the years ended June 30, 1994 and 1993, respectively. The Company also accounts for acquisition fees on indirect consumer lending contracts as additional allowances for losses.

The Company began its indirect consumer lending business in September 1992. Accordingly, the delinquency and charge-off data above is not necessarily indicative of delinquency and charge-off experience that could be expected for a more seasoned portfolio.

Direct Finance Receivables:

The following is a summary of direct lending contracts which are more than three payments delinquent if payment terms are weekly, bi-weekly or semi-monthly, and 60 days delinquent if payment terms are monthly (dollars in thousands):

                                           June 30,       June 30,
                                             1994           1993
Number of delinquent contracts                319            811
Number of delinquent contracts as a
  percentage of the total number of
  contracts outstanding                       7.5%           6.9%

Amount of delinquent contracts *           $  897         $4,104
Amount of delinquent contracts as a
  percentage of total gross direct
  finance receivables outstanding *          10.6%           9.1%


*
    Includes unearned finance charges

The following table presents repossession and charge-off data with respect to the Company's direct finance receivables portfolio:

                                          Years Ended
                                 June 30,   June 30,     June 30,
                                   1994       1993         1992
Repossessions and other
  charge-offs                      2,613      7,780       8,617
Repossessions and other
  charge-offs as a percentage
  of the average number of
  contracts outstanding             32.9%      49.4%       37.7%
Net charge-offs
  (in thousands)                 $ 7,626    $34,191     $48,578
Average net charge-off           $ 2,918    $ 4,395     $ 5,637
Net charge-offs as a percentage
 of average direct finance
 receivables outstanding, less
 unearned finance charges           36.2%      49.0%       34.2%


Net charge-offs as a percentage of average direct finance receivables outstanding has decreased as the portfolio has become more seasoned and average outstanding contract balances have decreased.

The Company recorded provisions for losses of $7,522,000 and $39,350,000 related to its direct lending portfolio for the years ended June 30, 1993 and 1992, respectively. No provision for losses was recorded for the year ended June 30, 1994. As of June 30, 1994, the Company reassigned $2,000,000 of allowances for losses from the direct lending portfolio to the indirect consumer lending and premium finance portfolios based upon an evaluation of the level of reserves necessary for the remaining liquidation of the direct lending finance receivables.


Premium Finance Receivables:

Premium finance loans made by the Company are collateralized by the unearned premium value of the car insurance policies financed. If the consumer defaults on the payment terms of the loan, the Company has the right to cancel the insurance policy and obtain a refund of unearned premiums from the insurance carrier. While the Company generally requires a sufficient down payment and limits the terms of loans so that the unearned premium value typically exceeds the outstanding principal balance of the loan, charge-offs may still result from untimely policy cancellations, short rate insurance premium refunds, non-refundable policy fees, insurance company or agency insolvencies or other factors. The Company recorded periodic provisions for losses of $187,000 and $7,000 related to its premium finance receivables portfolio for the years ended June 30, 1994 and 1993, respectively.

The following table presents charge-off data with respect to the Company's premium finance receivables portfolio (dollars in thousands):

                                    Years Ended
                                 June 30,  June 30,
                                   1994      1993
Net charge-offs                   $158        -

Net charge-offs as a percentage
 of average net premium finance
 receivables outstanding           3.7%       -


LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flows are summarized as follows (in thousands):

                                             Years Ended
                                 June 30,   June 30,    June 30,
                                   1994       1993        1992
Operating activities             $ 3,900     $17,332    $21,434
Investing activities            ( 12,174)   (  8,121)  (  3,889)
Financing activities            (  9,238)   (  5,705)  (  2,038)
                                  ------      ------     ------
Net increase (decrease) in
 cash and cash equivalents      ($17,512)    $ 3,506    $15,507
                                  ======      ======     ======

In addition to the net change in cash and cash equivalents shown above, the Company also had a net decrease in investment securities of $8,651,000 for the year ended June 30, 1994 and net increases in investment securities of $25,616,000 and $9,541,000 for the years ended June 30, 1993 and 1992, respectively. Such amounts are included as investing activities in the above table.

The Company's primary source of cash has been collections and recoveries on its finance receivables portfolio. The Company also received an income tax refund of $10.5 million in October 1992 and proceeds from the sale of its interest in Pacific Automart Inc. of $11.3 million in August 1993.

The Company's primary use of cash has been purchases and originations of finance receivables. The Company entered the indirect consumer lending business in September 1992 and has grown the indirect finance receivables portfolio to $67.6 million as of June 30, 1994. The Company operated eighteen indirect consumer lending branches in thirteen states and had ten marketing representatives as of June 30, 1994. The Company plans to open twelve additional consumer lending branches, add additional marketing representatives, and expand loan production capacity at existing branch offices in fiscal 1995. While the Company has been able to establish and grow this business thus far, there can be no assurance that future expansion will be successful due to competitive, regulatory, market, economic or other factors.

The Company's Board of Directors has authorized the repurchase of up to 6,000,000 shares of the Company's common stock. A total of 3,017,300 shares of common stock at an aggregate purchase price of $8,743,000 had been purchased pursuant to this program through June 30, 1994.

On April 4, 1994, the Company purchased and cancelled the stock option to purchase up to 3,500,000 shares of its common stock held by Rainwater Management Partners, Ltd. for $1.782 per option share or $6,237,000. The stock option had an exercise price of $3.218 per share and was exercisable through April 24, 1994.

As of June 30, 1994, the Company had $42.3 million in cash and cash equivalents and investment securities. The Company also has a revolving credit agreement with a bank under which the Company may borrow up to $20 million. The Company estimates that it will require additional external capital in fiscal 1995 in addition to these existing capital resources and collections and recoveries on its finance receivables portfolio in order to fund expansion of its indirect consumer lending business, capital expenditures, any additional common stock repurchases and other costs and expenses.

The Company anticipates that such funding will be in the form of an expanded bank line of credit and securitization of a portion of its finance receivables portfolio. There can be no assurance that external funding will be available, or if available, that it will be on terms acceptable to the Company.

                             AMERICREDIT CORP.
                        CONSOLIDATED BALANCE SHEETS
                          (dollars in thousands)

                                       June 30,     June 30,
                                         1994         1993
ASSETS
Cash and cash equivalents              $ 15,756     $ 33,268
Investment securities                    26,506       35,157
Finance receivables, net                 72,150       43,889
Property and equipment, net               5,345        5,582
Other assets                              2,458        1,931
Investment in affiliate                               11,300
                                        -------      -------
           Total assets                $122,215     $131,127
                                        =======      =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
 Notes payable                         $    388     $  1,278
 Accounts payable                           281          204
 Accrued taxes and expenses               2,045        6,861
                                        -------      -------
           Total liabilities              2,714        8,343
                                        -------      -------
Commitments and contingencies

Shareholders' equity:
 Preferred stock, $.01 par value
    per share, 20,000,000 shares
    authorized; none issued
 Common stock, $.01 par value per
    per share, 120,000,000 shares
    authorized; 31,757,333 and
    31,723,733 shares issued                318          317
 Additional paid-in capital             183,588      189,695
 Accumulated deficit                  (  55,717)   (  60,782)
                                        -------      -------
                                        128,189      129,230

 Treasury stock, at cost (3,008,360
    and 2,614,200 shares)             (   8,688)   (   6,446)
                                        -------      -------
    Total shareholders' equity          119,501      122,784
                                        -------      -------
    Total liabilities and shareholders'
      equity                           $122,215     $131,127
                                        =======      =======


                The accompanying notes are an integral part of these consolidated financial statements

                             AMERICREDIT CORP.
                   CONSOLIDATED STATEMENTS OF OPERATIONS
               (dollars in thousands, except per share data)

                                          Years Ended
                               June 30,     June 30,     June 30,
                                 1994         1993         1992
                            <C)

Revenue:
 Finance charge income       $    12,788  $    13,904  $    23,989
 Investment income                 2,550        2,052          857
 Other income                        544          262        1,694
 Sales                                          8,271       48,454
 Equity in income (loss) of
    affiliate                                     392 (        777)
                              ----------   ----------   ----------
                                  15,882       24,881       74,217
                              ----------   ----------   ----------
Costs and expenses:
 Operating expenses                9,400       13,672       25,816
 Provision for losses              1,249        7,964       39,350
 Interest expense                    168          221          322
 Cost of sales                                  6,986       31,986
 Restructuring charges                         15,404
                              ----------   ----------   ----------
                                  10,817       44,247       97,474
                              ----------   ----------   ----------
Income (loss) before income
 taxes                             5,065 (     19,366)(     23,257)

Provision for income taxes                            (        944)
                              ----------   ----------   ----------
Net income (loss)            $     5,065 ($    19,366)($    24,201)
                              ==========   ==========   ==========
Earnings (loss) per share    $       .16 ($       .66)($       .77)
                              ==========   ==========   ==========
Weighted average shares and
 share equivalents            31,818,083   29,267,419   31,482,225
                              ==========   ==========   ==========



                The accompanying notes are an integral part of these consolidated financial statements

                                AMERICREDIT CORP.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                              (dollars in thousands)

                                                        Additional
                         Common Stock    Treasury Stock  Paid-in   Accumulated
                        hares   Amount   Shares Amount   Capital     Deficit

Balance at
 July 1, 1991        31,388,901  $314                   $188,803   ($17,215)

Common stock
 issued on exercise
 of option              112,665     1                        232

Purchase of
  treasury stock                        220,500 ($  594)

Net loss                                                           ( 24,201)
                     ----------   --- ---------   -----  -------     ------
Balance at
 June 30, 1992       31,501,566   315   220,500 (   594) 189,035   ( 41,416)

Common stock
 issued on exercise
 of options             222,167     2                        660

Purchase of
  treasury stock                      2,393,700 ( 5,852)

Net loss                                                           ( 19,366)
                     ----------  ---  ---------   -----   -------    ------
Balance at
 June 30, 1993       31,723,733  317  2,614,200 ( 6,446)  189,695  ( 60,782)

Common stock
 issued on exercise
 of options              33,600    1                          130

Purchase of
 treasury stock                         403,100 ( 2,297)

Purchase and
 cancellation of
 stock option                                            (  6,237)

Contribution of
  common stock
  to employee
  benefit plan                       (    8,940)     55

Net income                                                            5,065
                    ----------   ---  ---------   -----   -------    ------
Balance at
 June 30, 1994      31,757,333  $318  3,008,360 ($8,688) $183,588  ($55,717)
                    ==========   ===  =========   =====   =======    ======

                   The accompanying notes are an integral part
                    of these consolidated financial statements

                                AMERICREDIT CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (dollars in thousands)

                                                       Years Ended
                                              June 30,   June 30,    June 30,
                                                1994       1993        1992
Cash flows from operating activities:
  Net income (loss)                           $ 5,065    ($19,366)  ($24,201)
  Adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities:
     Depreciation and amortization              1,274       1,862      2,067
     Provision for losses                       1,249       7,964     39,350
     Equity in (income) loss of affiliate                (    392)       777
     Deferred income taxes                                            12,082
     Restructuring charges                                  2,401
     Changes in assets and liabilities:
       Decrease in other assets                 1,051      11,683        906
       Decrease (increase) in income tax
         refunds receivable                                10,546   (  7,359)
       Increase (decrease) in accounts
         payable and accrued taxes and
         expenses                            (  4,739)      2,634   (  2,188)
                                               ------      ------     ------
           Net cash provided by
             operating activities               3,900      17,332     21,434
                                               ------      ------     ------
Cash flows from investing activities:
  Purchases and originations of finance
    receivables                              ( 76,208)   ( 24,716)  ( 45,893)
  Principal collections and recoveries
    on finance receivables                     46,698      42,390     52,415
  Purchases of property and equipment        (  3,255)   (    544)  (  1,187)
  Proceeds from disposition of property
    and equipment                                 640         365        317
  Purchases of investment securities         ( 19,183)   ( 31,692)  ( 10,543)
  Proceeds from sales and maturities of
    investment securities                      27,834       6,076      1,002
  Proceeds from sale of investment in
    affiliate                                  11,300
                                               ------      ------     ------
           Net cash used by investing
             activities                      ( 12,174)   (  8,121)  (  3,889)
                                               ------      ------     ------
Cash flows from financing activities:
  Payments on notes payable                  (    890)   (    515)  (  1,677)
  Proceeds from issuance of common stock          186         662        233
  Purchase of treasury stock                 (  2,297)   (  5,852)  (    594)
  Purchase and cancellation of stock option  (  6,237)
                                               ------      ------     ------
           Net cash used by financing
             activities                      (  9,238)   (  5,705)  (  2,038)
                                               ------      ------     ------
Net increase (decrease) in cash
  and cash equivalents                       ( 17,512)      3,506     15,507

Cash and cash equivalents at
  beginning of year                            33,268      29,762     14,255
                                               ------      ------     ------
Cash and cash equivalents at end of year      $15,756     $33,268    $29,762
                                               ======      ======     ======

                   The accompanying notes are an integral part
                    of these consolidated financial statements

                             AMERICREDIT CORP.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

History and Operations

AmeriCredit Corp. ("the Company") was formed on August 1, 1986 and began operations in March 1987. Since September 1992, the Company has been in the business of purchasing finance contracts originated by franchised and independent car dealers, generally referred to as indirect consumer lending. The Company operated 18 indirect consumer lending branch offices in thirteen states and had ten marketing representatives as of June 30, 1994. Beginning April 1993, the Company has also financed insurance premiums for consumers purchasing car insurance through independent insurance agents.

The Company previously engaged in the retail used car sales and finance business. However, in connection with a restructuring during the year ended June 30, 1993 (see Note 10), the Company withdrew from the retail used car sales business effective December 31, 1992. The finance receivables originated in this previous business are referred to as the direct lending portfolio and are being liquidated over time as the contracts are collected or charged-off.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Cash Equivalents

Investments in highly liquid securities with original maturities of 90 days or less are included in cash and cash equivalents.

Investment Securities

Investment securities are considered held-to-maturity and are carried at amortized cost.

Finance Receivables

Finance charge income related to finance receivables is recognized using the interest method. Accrual of finance charge income is suspended on finance contracts which are the lesser of three payments or 60 days delinquent. Fees and commissions received and direct costs of originating loans are deferred and amortized over the term of the related finance contracts also using the interest method.

Provisions for losses are charged to operations in amounts sufficient to maintain the allowance for losses at a level considered adequate to cover estimated future losses in the existing finance receivables portfolio. In the indirect lending business, the Company typically purchases individual finance contracts for a non-refundable acquisition fee on a non-recourse basis, and such acquisition fees are also added to the allowance for losses.

The Company reviews charge-off experience, delinquency reports, estimates of the value of the underlying collateral, economic conditions and trends and other information in order to make the necessary judgments as to the appropriateness of the periodic provision for losses and the allowance for losses. Finance contracts are charged-off to the allowance for losses when the Company repossesses the collateral or the account is otherwise deemed uncollectible.

Property and Equipment

Property and equipment are carried at cost. Depreciation is generally provided on a straight-line basis over the estimated useful lives of the assets.

The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts at the time of disposition, and any resulting gain or loss is included in operations. Maintenance, repairs, and minor replacements are charged to operations as incurred; major replacements and betterments are capitalized.

Income Taxes

Deferred income taxes are provided, when appropriate, in accordance with the asset and liability method of accounting for income taxes as prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", to recognize the tax effects of temporary differences between financial statement and income tax accounting.

Earnings (Loss) Per Share

Earnings (loss) per share is based upon the weighted average number of shares outstanding during each year, adjusted for any dilutive effect of warrants and options using the treasury stock method.

2. Investment Securities

The amortized cost and estimated market value of investment securities as of June 30, 1994, by issuer type, are as follows (in thousands):

                                   Gross     Gross    Estimated
                    Amortized   Unrealized Unrealized   Market
                       Cost        Gains     Losses     Value
U.S. Government
 obligations        $ 5,600       $          $347     $ 5,253
State and local
 government
 obligations            550                               550
Corporate debt
 securities          10,152                    30      10,122
Mortgage-backed
 securities          10,204         3         188      10,019
                     ------        --         ---      ------
                    $26,506       $ 3        $565     $25,944
                     ======        ==         ===      ======

The amortized cost and estimated market value of investment securities as of June 30, 1993, by issuer type, are as follows (in thousands):

                                   Gross     Gross    Estimated
                    Amortized   Unrealized Unrealized   Market
                       Cost        Gains     Losses     Value
U.S. Government
 obligations        $ 5,602       $  2      $         $ 5,604
State of Utah
 government
 obligations          4,674         32                  4,706
Other state and
 local government
 obligations          2,550         12                  2,562
Corporate debt
 securities           4,303         32                  4,335
Mortgage and other
 asset-backed
 securities          18,028        214        32       18,210
                     ------        ---       ---       ------
                    $35,157       $292      $ 32      $35,417
                     ======        ===       ===       ======

The amortized cost and estimated market value of investment securities as of June 30, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   Estimated
                                       Amortized     Market
                                          Cost       Value
Due in one year or less                 $10,302     $10,294
Due after one year through five years     6,000       5,631
                                         ------      ------
                                         16,302      15,925

Mortgage-backed securities               10,204      10,019
                                         ------      ------
                                        $26,506     $25,944
                                         ======      ======

Proceeds from the sale of investment securities during the years ended June 30, 1994, 1993 and 1992 were $1,857,275, $942,000 and $1,002,000, respectively. No material gain or loss was realized on those sales.

3. Finance Receivables

Finance receivables consist of the following (in thousands):

                                       June 30,      June 30,
                                         1994          1993
Indirect consumer lending:
 Precomputed interest                   $55,617       $17,892
 Simple interest                         24,890         2,180
                                         ------        ------
                                         80,507        20,072
Direct lending                            8,467        45,071
Premium finance                           6,631         1,700
                                         ------        ------
 Total finance receivables               95,605        66,843

Less unearned finance charges and fees ( 14,125)     ( 10,373)
                                         ------        ------
Principal amount of finance receivables  81,480        56,470

Less allowance for losses              (  9,330)     ( 12,581)
                                         ------        ------
Finance receivables, net                $72,150       $43,889
                                         ======        ======

The Company's finance contracts typically provide for finance charges on either a precomputed or simple interest basis. Precomputed interest finance receivables include principal and unearned finance charges. Simple interest finance receivables include principal only. All direct lending and premium finance contracts are precomputed interest finance receivables.

Direct and indirect consumer lending finance contracts are collateralized by car titles and the Company has the right to repossess the car in the event that the consumer defaults on the payment terms of the contract. A significant portion of such finance receivables are with consumers located in the state of Texas.

The accrual of finance charge income has been suspended on $2,244,000 and $3,589,000 of delinquent finance contracts as of June 30, 1994 and 1993, respectively.

Contractual maturities of finance receivables for years ending June 30 are as follows (in thousands):

                         1995       $34,828
                         1996        22,682
                         1997        15,455
                         1998         6,121
                         1999         2,394
                                     ------
                                    $81,480
                                     ======

The Company's experience has been that a portion of the scheduled payments will be received prior to contractual maturity dates.

A summary of the allowance for losses is as follows (in thousands):

                                         Years Ended
                             June 30,      June 30,    June 30,
                               1994          1993        1992
Balance at beginning of year  $12,581       $37,468     $46,696
Provision for losses            1,249         7,964      39,350
Acquisition fees on indirect
 consumer lending contracts     4,716         1,389
Net charge-offs              (  9,216)     ( 34,240)   ( 48,578)
                               ------        ------      ------
 Balance at end of year       $ 9,330       $12,581     $37,468
                               ======        ======      ======

4. Property and Equipment

Property and equipment consists of the following (in thousands):

                                           June 30,     June 30,
                                             1994         1993
Land                                        $  700       $ 1,246
Buildings and improvements                   2,279         1,175
Leasehold improvements                                       453
Equipment                                    5,307         7,073
Furniture and fixtures                         867         1,021
                                             -----        ------
                                             9,153        10,968

Less accumulated depreciation
  and amortization                         ( 3,808)     (  5,386)
                                             -----        ------
                                            $5,345       $ 5,582
                                             =====        ======


Included in property and equipment is certain leased equipment with a cost of $780,000 and $2,234,000, and accumulated amortization of $417,000 and $1,429,000 as of June 30, 1994 and 1993, respectively.

5. Investment in Affiliate

The Company had a joint venture arrangement with certain entities and individuals for the purpose of establishing and operating retail used car sales lots in the state of California. The joint venture entity, Pacific Automart Inc., was owned 50% by the Company and 50% by the other investors. On August 3, 1993, the Company sold its entire interest in the joint venture to Pacific Automart Inc. for $11,300,000 in cash. No gain or loss was recognized on the sale.

The joint venture investment was being accounted for using the equity method, whereby the Company recorded its 50% share of earnings or losses of the joint venture in its consolidated financial statements.

6.  Notes Payable

Notes payable consist of the following (in thousands):

                                          June 30,   June 30,
                                            1994       1993
Obligations under capital leases,
  interest at varying rates,
  due in monthly installments
  including interest through
  November 1996, collateralized
  by certain equipment                     $385       $  792

Mortgage notes payable, interest
  at 10%, due in monthly install-
  ments including interest through
  March 1995, collateralized by
  certain land                                3          486
                                            ---        -----
                                           $388       $1,278
                                            ===        =====


Maturities of notes payable for years ending June 30 are as follows (in thousands):

                       1995         $165
                       1996          163
                       1997           60
                                     ---
                                    $388
                                     ===


The Company has a revolving credit agreement with a bank under which the Company may borrow up to $20,000,000, subject to a defined borrowing base. No borrowings were outstanding as of June 30, 1994. Borrowings under the credit agreement will be collateralized by the indirect consumer lending finance receivables portfolio and will bear interest at the bank's prime rate (7.25% at June 30, 1994) plus 1/2%. The Company is also required to pay an annual commitment fee equal to 3/8% of the unused portion of the credit agreement. The credit agreement, which expires on October 18, 1994, contains various restrictive covenants requiring certain minimum financial ratios and placing certain limitations on the incurrence of additional debt and capital expenditures.

7.  Accrued Taxes and Expenses

Accrued taxes and expenses consist of the following (in thousands):

                                           June 30,     June 30,
                                             1994         1993

Accrued facility closing costs             $  153        $4,499
Accrued sales and use taxes                   244           794
Accrued legal costs                           718           794
Accrued payroll                               517           148
Other                                         413           626
                                            -----         -----

                                           $2,045        $6,861
                                            =====         =====

8. Commitments and Contingencies

Indirect consumer lending branch offices are generally leased for terms of up
to three years with certain rights to extend for additional periods.   Lease
expense, including amounts related to the retail sales locations prior to the Company's exit from the retail used car sales business, was $419,000, $1,259,000 and $2,034,000 for the years ended June 30, 1994, 1993 and 1992, respectively.  Lease commitments for years ending June 30 are as follows
(in thousands):

                        1995          $297
                        1996           253
                        1997           169
                        1998            32
                        1999            21
                                       ---
                                      $772
                                       ===

Four lawsuits were filed against the Company, several of its current and former officers and directors, and certain other defendants, alleging violations of federal securities and other laws. The suits were originally filed in July 1990, and in October 1991, the four lawsuits were consolidated into one action. In May 1993, the U.S. District Court for the Northern District of Texas, Dallas Division, dismissed with prejudice all claims alleging violations of federal securities laws. The plaintiffs' state law claims were dismissed for want of jurisdiction. The plaintiffs appealed the dismissal to the Court of Appeals for the Fifth Circuit. On August 8, 1994, the Court of Appeals for the Fifth Circuit affirmed the U.S. District Court's dismissal of the lawsuit.

The Company is involved in other lawsuits arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

9.  Stock Options and Warrants

The Company has certain stock option plans for key employees. The plans generally provide for options to be granted, become exercisable, and terminate upon terms established by a committee of the Board of Directors.

The Company also has certain stock option plans for non-employee directors. Except for the 1989 Stock Option Plan for Non-Employee Directors which has been terminated as to future grants, the terms under which options are to be granted, become exercisable and terminate are established by the plans.

A summary of stock option activity under these plans is as follows:

                               Options        Options Outstanding
                              Available    Shares     Price Per Share
Balance at July 1, 1991
 (495,965 shares
  exercisable)                2,268,669  3,770,131    $1.50 - 14.50
Granted                      (1,315,000) 1,315,000     2.50 -  4.00
Canceled                      1,480,668 (1,496,668)    1.50 - 11.75
Exercised                               (  112,665)    1.50 -  3.00
                              ---------  ---------     ------------
Balance at June 30, 1992
 (634,133 shares
  exercisable)                2,434,337  3,475,798     1.80 - 14.50
Granted                      (  545,000)   545,000     3.00 -  4.26
Canceled                        396,300 (  741,100)    2.88 -  4.38
Exercised                               (  222,167)    1.80 -  4.63
                              ---------  ---------     ------------
Balance at June 30, 1993
 (1,893,400 shares
  exercisable)                2,285,637  3,057,531     2.50 - 14.50
Granted                      (  814,880)   814,880     5.63 -  7.50
Canceled                         78,900 (   78,900)    2.88 - 14.50
Exercised                               (   33,600)    2.50 -  5.75
                              ---------  ---------     ------------
 Balance at June 30, 1994
  (2,259,465 shares
  exercisable)                1,549,657  3,759,911    $2.50 - 14.50
                              =========  =========     ============

On April 24, 1991, the Company entered into a management services agreement with Rainwater Management Partners, Ltd. ("RMP"). Pursuant to such agreement, RMP provided certain consulting services related to strategic analysis of the Company's operations and major policy actions and directions. As part of the transaction, the Company issued to RMP a stock option to purchase up to 3,500,000 shares of its common stock at an exercise price of $3.218 per share. Ten percent of the option was exercisable at the time of issuance, and the balance of the option became exercisable over an 18-month period. On April 4, 1994, the Company purchased and canceled this stock option for $1.782 per option share or $6,237,000. The management services agreement with RMP was also terminated.

In connection with a private stock offering in November 1989, the placement agents received warrants to purchase 244,185 shares of the Company's common stock at an exercise price of $7.33 per share. These warrants expire in September 1994.

10.     Restructuring Charges

Restructuring charges consist of the following for the year ended June 30, 1993 (in thousands):

Facility closing costs                    $ 4,892
Write-down of inventories                   4,123
Write-down of retail car sales assets       2,401
Severance pay and other retail car sales
 phase out costs                            1,813
Other                                       2,175
                                           ------
                                          $15,404
                                           ======

11. Income Taxes

The provision for income taxes consists of the following for the year ended June 30, 1992(in thousands):


Current                           $11,138
Deferred                         ( 12,082)
                                   ------

                                 ($   944)
                                   ======

The Company's effective income tax rate on income (loss) before income taxes differs from the U.S. statutory tax rate as follows:

                                           Years Ended
                                   June 30,  June 30,   June 30,
                                     1994      1993       1992
U.S. statutory tax rate              34%       (34%)      (34%)
Utilization of net operating loss
 carryforwards                      (34 )
Losses providing no income tax
 benefit                                         34        34
Alternative minimum tax and other                           4
                                     --         --         --
                                      0%         0%         4%
                                     ==         ==         ==

The deferred income tax provision consists of the following (in thousands):

                                           Years Ended
                                   June 30,  June 30,   June 30,
                                     1994      1993       1992
Provision for losses               ($2,285)  ($7,592)   ($ 3,751)
Losses with no deferred income
 tax effect                          4,168     6,097    (  8,192)
Other                              (   186)        6    (    139)
Restructuring charges              ( 1,697)    1,489
                                     -----     -----      ------
                                    $    0    $    0    ($12,082)
                                     =====     =====      ======

The deferred tax asset consists of the following (in thousands):

                                           June 30,   June 30,
                                             1994       1993
Income tax net operating loss
 carryforwards                             $17,715     $16,323
Allowance for losses                         1,078       3,805
Other, net                                   1,254       2,258
                                            ------      ------
                                            20,047      22,386

Valuation allowance                       ( 20,047)   ( 22,386)
                                            ------      ------
                                           $     0     $     0
                                            ======      ======

As of June 30, 1994, the Company has net operating loss carryforwards of $52,000,000 for income tax reporting purposes which expire between 2007 and 2009 and an alternative minimum tax carryforward of $900,000 with no expiration date.

12. Supplemental Information

Cash payments (receipts) for interest costs and income taxes consist of the following (in thousands):

                                            Years Ended
                                   June 30,   June 30,    June 30,
                                     1994       1993        1992
Interest costs (none capitalized)  $   168    $   221     $   322
Income taxes                                 ( 10,546)   (  3,779)


During the year ended June 30, 1994, the Company sold certain property and equipment for cash and a note receivable of $740,000.

During the year ended June 30, 1992, a capital lease obligation of $603,000 was incurred when the Company entered into a lease for equipment.

Effective July 1, 1993, the Company established a defined contribution retirement plan covering substantially all employees. The Company's contribution to the plan, which was made in Company common stock, was $55,000 for the year ended June 30, 1994.

The Company incurred advertising costs of $465,000 and $1,880,000 during the years ended June 30, 1993 and 1992, respectively.

REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors and Shareholders
  AmeriCredit Corp.

  We have audited the accompanying consolidated balance sheets of AmeriCredit Corp. as of June 30, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AmeriCredit Corp. as of June 30, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.





Fort Worth, Texas
August 9, 1994

                            AMERICREDIT CORP.
                            Common Stock Data

The Company's common stock trades on the New York Stock Exchange under the symbol ACF. There were 28,748,973 shares of common stock outstanding as of June 30, 1994.

The following table sets forth the range of the high, low and closing sale prices for the Company's common stock as reported on the Composite Tape of New York Stock Exchange Listed Issues.

                                 High      Low        Close
Fiscal year ended June 30, 1994:
  First Quarter                $ 6.50     $ 5.00     $ 5.88
  Second Quarter                 8.00       5.75       7.75
  Third Quarter                  8.13       5.38       6.50
  Fourth Quarter                 6.50       5.13       5.88

Fiscal year ended June 30, 1993: High      Low        Close
  First Quarter                $ 3.75     $ 2.13     $ 3.50
  Second Quarter                 4.13       2.88       4.00
  Third Quarter                  4.50       3.38       3.63
  Fourth Quarter                 5.38       3.25       5.13



As of June 30, 1994, there were approximately 626 shareholders of record of the Company's common stock.

                                AMERICREDIT CORP.
                                 Quarterly Data
                                   (Unaudited)
                  (dollars in thousands, except per share data)



                          First       Second      Third       Fourth
                         Quarter      Quarter    Quarter      Quarter
Fiscal year ended
  June 30, 1994:

Finance charge income  $    2,896  $    3,006  $    3,099  $    3,787
Provision for losses          288         264         336         361
Net income                  1,135       1,334       1,210       1,386
Earnings per share            .04         .04         .04         .05
Weighted average
  shares and share
  equivalents          31,842,088  32,614,405  32,487,816  30,345,589

                          First       Second      Third       Fourth
                         Quarter      Quarter    Quarter      Quarter
Fiscal year ended
  June 30, 1993:

Finance charge income  $    4,263   $    3,638  $    3,123  $    2,880
Sales (a)                   5,468        2,803
Provision for losses        1,680        6,045          78         161
Restructuring charges                   15,404
Net income (loss)      (      191)  (   21,260)      1,169         916
Earnings (loss)
  per share            (      .01)  (      .73)        .04         .03
Weighted average
  shares and share
  equivalents          30,093,629   28,936,768  30,148,691  30,709,141


(a) The Company withdrew from the retail used car sales business effective December 31, 1992.

SHAREHOLDER INFORMATION

Corporate Headquarters:
200 Bailey Avenue
Fort Worth, Texas 76107
(817) 332-7000

Investor Relations Information:
For financial/investment data and general information about AmeriCredit Corp., write the Investor Relations Department at the above address, or telephone
(817) 882-7009.

Shareholder Services:
For shareholder account information and other shareholder services, write the Corporate Secretary at the above address, or telephone (817) 882-7009.

Annual Meeting:
The Annual Meeting of the Company will be held on November 9, 1994 at 10:00 a.m. in the Trinity Room on the 12th floor of the Fort Worth Club, 306 West 7th Street, Fort Worth, Texas. All shareholders are cordially invited to attend.

Transfer Agent and Registrar:
Society National Bank
c/o Society Shareholder Services, Inc.
1201 Elm Street, #5050
Dallas, Texas 75270-2014
Direct Dial  (214) 871-8844
Toll Free (800) 527-7844

Independent Accountants:
Coopers & Lybrand L.L.P.
301 Commerce Street, Suite 1900
Fort Worth, Texas 76102-4119

Form 10-K:
Shareholders may obtain without charge a copy of the company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, by writing to the Investor Relations Department at the Corporate Headquarters address.

Directors

Clifton H. Morris, Jr.
Chairman of the Board,
Chief Executive Officer and President
AmeriCredit Corp.

Michael R. Barrington
Vice President
AmeriCredit Corp.
President and Chief Operating Officer
AmeriCredit Financial Services, Inc.

Daniel E. Berce
Vice President,
Chief Financial Officer and Treasurer
AmeriCredit Corp.

James H. Greer
President
Shelton W. Greer Co., Inc.

Gerald W. Haddock
President and Chief Operating Officer
Crescent Real Estate Equities Limited, L.P.

Kenneth H. Jones, Jr.
Attorney
Decker, Jones, McMackin, McClane,
Hall & Bates, P.C.

EXECUTIVE OFFICERS

AmeriCredit Corp.:

Clifton H. Morris, Jr.
Chairman of the Board,
Chief Executive Officer and President

Michael R. Barrington
Vice President

Daniel E. Berce
Vice President,
Chief Financial Officer and Treasurer

Chris A. Choate
General Counsel and Secretary

AmeriCredit Financial Services, Inc.:

Michael R. Barrington
President and Chief Operating Officer

Dennis R. Adams
Senior Vice President and
Director of Collections

Edward H. Esstman
Senior Vice President and Director of
Consumer Finance